Lucy Fato Deputy General Counsel & Corporate Secretary Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, NY 10036-2774 212 345 3286 Fax 212 948 0583 lucy.fato@mmc.com

September 27, 2013

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (“MMC”) Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 27, 2013 File No. 1-05998

Dear Ms. Blye:

I am writing with respect to comments of the Staff delivered via email on September 17, 2013 regarding MMC’s Form 10-K for the fiscal year ended December 31, 2012. Although your letter requested a response within ten business days, we will require additional time to gather information and prepare our response to the Staff’s comments. Accordingly, we respectfully request an extension to October 16, 2013.

Please do not hesitate to call me at (212) 345-3286 if you have questions regarding the above. Thank you in advance.

Very truly yours,

/s/ Lucy Fato

cc:	Jeffrey Riedler Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission